SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Financial Statements
December 31, 2009 and 2008

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Financial Statements

December 31, 2009 and 2008

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

[LETTERHEAD OF KPMG LLP]

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee
Cape Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Cape Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended were audited by other auditors whose report thereon dated August 5, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the change in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 29, 2010

[LETTERHEAD OF CROWE HORWATH LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation Committee
Cape Savings Bank Employees’ Savings & Profit Sharing Plan and Trust
Cape May Court House, New Jersey

We have audited the accompanying statement of net assets available for benefits of Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (formerly Cape Savings Bank Employees’ Savings & Profit Sharing Plan and Trust) (the Plan) as of December 31, 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
August 5, 2009

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash and Cash Equivalents	$196	$—
Investments, at fair value (note 4)	7,265,113	7,223,950
Participant Loans	375,628	264,213
Receivables:
Contributions	30,215	—
Accrued income	3,358	2,362
Total assets	7,674,510	7,490,525
Liabilities:
Accrued expenses	579	475
Total liabilities	579	475
Net assets before adjustment from fair value to contract value	7,673,931	7,490,050
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,764)	13,483
Net assets available for benefits	$7,654,167	$7,503,533

See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2009 and 2008

	2009	2008
Additions:
Net appreciation (depreciation) in fair value of investments (Note 4)	$495,428	$(1,393,781)
Interest and dividends	16,198	44,624
Net Investment Income (Loss)	511,626	(1,349,157)

Contributions:
Employers’	295,130	322,924
Participants’	664,049	704,401
Total Contributions	959,179	1,027,325
Deductions:
Benefits paid to participants	1,272,623	664,527
Administrative expenses	47,548	46,037
Total deductions	1,320,171	710,564

Net increase (decrease) before transfers	150,634	(1,032,396)
Transfers in – Plan Merger (note 1)	—	1,657,881
Net Increase	150,634	625,485
Net assets available for benefits:
Beginning of year	7,503,533	6,878,048
End of year	$7,654,167	$7,503,533

See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of Cape Bank Employees Savings & Profit Sharing Plan and Trust (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan’s provisions.

(a)	General

The plan is a defined contribution plan covering all full-time employees of Cape Bank (Bank) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On November 1, 2007 the Bank established this Plan as a new single employer plan and participant balances from a multiple employer plan totaling $6,730,813 were transferred into the Plan to allow for the offering of Cape Bancorp common stock as a Plan investment option effective January 31, 2008 (the completion date of Cape Bancorp initial public offering). The Bank is a wholly owned subsidiary of Cape Bancorp.

On January 1, 2009, the Plan changed its name from Cape Savings Bank Employees’ Savings and Profit Sharing Plan and Trust to Cape Bank Employees’ Savings & Profit Sharing Plan and Trust.

(b)	Contributions

Each year, participants may contribute up to 30% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributed 100% of the first 3% and 50% of the next 2% of eligible compensation that participants contributed to the Plan in 2009 and 2008. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer contributions into the various investment options offered by the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, b) Plan earnings, and c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer Safe Harbor matching contributions thereon.

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant’s vested interest in his or her account.

(g)	Loan Provisions

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid through payroll deductions. Participant loans are reported at amortized cost.

(h)	Plan Merger

Effective January 31, 2008, Boardwalk Bancorp, Inc. Profit Sharing Plan (Profit Sharing Plan) was merged into the Plan, pursuant to the Bank’s acquisition of Boardwalk Bancorp Inc. on January 31, 2008. The transfer of the $1,657,881 in net assets of the Profit Sharing Plan into the Plan was completed on June 4, 2008.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Recent Accounting Pronouncements

In June 2009, FASB issued FASB ASC Topic 105, “Generally Accepted Accounting Principles.” FASB ASC Topic 105 established the FASB Accounting Standards Codification (the “Codification”) to become the single source of authoritative GAAP recognized by FASB to be applied by nongovernmental entities, with the exception of guidance issued by the SEC and its staff. All guidance contained in the Codification carries an equal level of authority. The provisions of FASB ASC Topic 105 are effective for annual reporting periods ending after September 15, 2009. As the Codification did not change GAAP, the adoption of FASB ASC Topic 105 had no impact on the Plan’s financial statements as of December 31, 2009.

In April 2009, FASB issued new authoritative accounting guidance under FASB ASC Topic 820. “Fair Value Measurements and Disclosures.” Effective for annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, the new guidance under FASB ASC Topic 820 provides guidelines for making fair value measurements more consistent with the other principles presented in FASB ASC Topic 820 when the volume and level of

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

activity for assets or liabilities have significantly decreased. The new guidance under FASB ASC Topic 820 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. The adoption of FASB ASC Topic 820 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 requires reporting entities to make new disclosures about recurring and nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements, on a gross basis, in the reconciliation of Level 3 fair value measurements. ASU 2010-06 also requires disclosure of fair value measurements by “class” instead of by “major category” as well as any changes in valuation techniques used during the reporting period. For disclosures of Level 1 and Level 2 activity, fair value measurements by “class” and changes in valuation techniques, ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, with disclosures for previous comparative periods prior to adoption not required. The adoption of this portion of ASU 2010-06 is not expected to have a material impact on the Plan’s assets available for benefits or changes therein. For the reconciliation of Level 3 fair value measurements, ASU 2010-06 is effective reporting periods beginning after December 15, 2010. The adoption of this portion of ASU 2010-06 is not expected to have a material impact on the Plan’s assets available for benefits or changes therein.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FASB ASC Topic No. 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock: Investments in Bank common stock are stated at fair value as determined by quoted market prices (Level 1 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts are based on their net asset values, as reported by the managers as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The fair values of common collective trusts are classified within Level 2 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis as of December 31, 2009 and 2008 are summarized below:

	Fair value measurements at December 31, 2009 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cape Bancorp Stock Fund	$1,019,142	—	—	1,019,142
Common Collective Trusts	—	6,245,971	—	6,245,971
Total investments, at fair value	1,019,142	6,245,971	—	7,265,113

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

	Fair value measurements at December 31, 2008 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cape Bancorp Stock Fund	$1,331,887	—	—	1,331,887
Common Collective Trusts	—	5,892,063	—	5,892,063
Total investments, at fair value	1,331,887	5,892,063	—	7,223,950

(d)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the State Street Bank and Trust Company Pentegra Stable Value Fund (“Stable Value Fund”). The average yield of the Stable Value Fund for the year ending December 31, 2009 was 2.41% and the average yield earned by the Fund that reflects actual interest credited to participants for the year ended December 31, 2009 was 2.70%.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(g)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(h)	Concentration of Credit Risk

At December 31, 2009 and 2008, approximately 13% and 18% of the Plan’s assets were invested in Cape Bancorp, Inc. common stock.

(3)	Rights upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4)	Investments

The Bank of New York Mellon, the custodian of the Plan, held investment assets and executed transactions during 2008 and through April 1, 2009. On April 1, 2009, the Plan’s custodian was changed from the Bank of New York Mellon to Reliance Trust Company and the Plan’s investment assets were transferred from the Bank of New York Mellon to the Reliance Trust Company. Reliance Trust Company held the investment assets and executed transactions subsequent to April1, 2009.

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31
	2009		2008
Cape Bancorp, Inc. common stock, 151,658 and 145,244 shares, respectively	$1,019,142		$1,331,887
State Street Bank and Trust Company Common Collective
Trust Funds:
Pentegra Stable Value Fund (Contract Value: 2009 – $1,213,088; 2008 – $1,576,467)	1,232,852		1,562,984
S&P Midcap Index SL Series Fund	924,249		699,454
S&P 500 Flagship SL Series Fund	775,908		499,724
Short Term Investment Fund	759,889		848,308
Daily EAFE SL Index Series Fund	450,654		—	*
Passive Bond Market SL Series Index	—	*	555,003
Long US Treasury Index SL Series Fund	—	*	508,531

* Shown for comparative purposes. Fair value of investment does not represent more than 5% of the Plan’s net assets available for benefits.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2009	2008
Cape Bancorp common stock	$(317,796)	$(121,376)
Common/collective trust funds	813,224	(1,272,405)
Net appreciation (depreciation)	$495,428	$(1,393,781)

(5)	Party-in-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by State Street Global Advisors (SSGA), the Plan’s investment manager and The Bank of New York Mellon and Reliance Trust Company, the Plan’s custodians, which qualify as party-in-interest transactions. The Plan also holds shares of Cape Bancorp, Inc. common stock (note 4). Participant loans held by the Plan are also considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2009 fees of $1,007 were paid by the Plan to The Bank of New York Mellon, custodian of the Plan through April 1, 2009, fees of $2,570 were paid by the Plan to Reliance Trust Company, custodian of the Plan subsequent to April 1, 2009, fees of $40,087 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $3,524 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions. During 2008 fees of $216 were paid by the Plan to The Bank of New York, custodian of the Plan, fees of $38,466 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $7,355 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions.

(6)	Tax Status

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and appreciation in fair value of investments per the financial statements to the Form 5500:

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

2009
Net assets available for plan benefits per the financial statements	$7,654,167
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,764
Net assets available for plan benefits per the Form 5500	$7,673,931

Year ended December 31, 2009
Net appreciation in fair value of investments per the financial statements	$495,428
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2009	19,764
Net appreciation in fair value of investments per the Form 5500	$515,192

SUPPLEMENTAL SCHEDULES

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2009

Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003

Participant contributions of the current plan year not deposited into the plan within the time period described in 29 CFR 2510.3-102	$345,079
Plus delinquent deposits of prior year participant contributions not corrected prior to the current plan year	565,017
Total delinquent participant contributions (Line 4a of Schedule H)	910,096
Less amount fully corrected under the DOL’s voluntary fiduciary correction program (VFC Program) and PTE 2002-51	—
Delinquent deposits of participant contributions constituting nonexempt prohibited transactions	$910,096

See accompanying Report of Independent Registered Public Accounting Firm

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year ended December 31, 2009

Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Cape Bancorp Common Stock		#	$1,019,142

*	Federated Government Obligation Fund	Money Market Fund	#	41,525

	Common Collective Funds:

*	State Street Bank and Trust Company	Short Term Investment Fund	#	759,889

*	State Street Bank and Trust Company	S&P Flagship SL Series Fund	#	775,908

*	State Street Bank and Trust Company	Long US Treasury Index SL Series Fund	#	224,006

*	State Street Bank and Trust Company	S&P Value Index SL Series Fund	#	177,976

*	State Street Bank and Trust Company	Pentegra Stable Value Fund	#	1,213,088

*	State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	#	63,417

*	State Street Bank and Trust Company	Moderate Strategic Balanced Fund	#	206,977

*	State Street Global Advisors Company	Aggressive Strategic Balanced SL Fund	#	112,285

*	State Street Bank and Trust Company e	S&P Growth Index SL Series Fund	#	318,044

*	State Street Bank and Trust Company	S&P MidCap Index SL Series Fund	#	924,249

*	State Street Bank and Trust Company	Russell 2000 Index SL Series Fund	#	213,704

*	State Street Bank and Trust Company	Daily EAFE SL Index Series Fund	#	450,654

*	State Street Bank and Trust Company	REIT Index Non-Lending Series Fund	#	24,133

*	State Street Bank and Trust Company	Target Retirement 2015 SL	#	69,442

*	State Street Bank and Trust Company	Target Retirement 2025 SL	#	55,825

*	State Street Bank and Trust Company	Target Retirement 2035 SL	#	32,120

*	State Street Bank and Trust Company	Target Retirement 2045 SL	#	17,132

*	State Street Bank and Trust Company	Passive Bond Market Index SL Series Fund	#	374,573

*	State Street Bank and Trust Company	Nasdaq 100 Index Non-Lending Fund	#	191,024

*	Participant Loans	Interest rates ranging from 4.25%to 9.25%	—	375,628
				$7,640,741

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPE SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Date: June 29, 2010	By: /s/ Guy Hackney
Name: Guy Hackney
Title: Senior Vice President and Chief Financial Officer